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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
                 AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                             (Amendment No.      )/1/
                                            -----

                                INDIVIDUAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  455912-10-5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

               Susan J. Nock, Testa, Hurwitz & Thibeault, LLP,
                      High Street Tower, 125 High Street,
                       Boston, MA 02110  (617) 248-7000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                November 2, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 13 Pages)

------------------------

    /1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                                ------------------------
 CUSIP NO. 455912-10-5               13D                    PAGE 2 OF 13 PAGES
------------------------                                ------------------------

                                 SCHEDULE 13D
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON

              Desktop Data, Inc.

 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              04-3016142
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
                 OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                 State of Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    3,249,779 (acquisition of such shares is conditioned
     NUMBER OF            upon the occurrence of certain events specified in
                          that certain Stock Option Agreement dated November 2,
                          1997 filed as Exhibit 4 to this Schedule 13D)
       SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          4,895,398
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    3,249,779 (acquisition of such shares is conditioned
    REPORTING             upon the occurrence of certain events specified in
                          that certain Stock Option Agreement dated November 2,
                          1997 filed as Exhibit 4 to this Schedule 13D)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      8,145,177

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      39.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

------------------------                                ------------------------
 CUSIP NO. 455912-10-5               13D                    PAGE 3 OF 13 PAGES
------------------------                                ------------------------

         Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Desktop Data, Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.  SECURITY AND ISSUER

         This statement on Schedule 13D relates to the Common Stock, $.01 par value per share (the "Issuer Common Stock"), of Individual, Inc., a Delaware corporation (the Issuer). The principal executive offices of the Issuer are located at 8 New England Executive Park West, Burlington, Massachusetts 01083


ITEM 2.  IDENTITY AND BACKGROUND

     (i) The name of the person filing this statement is Desktop Data, Inc., a Delaware corporation ("Desktop").

     (ii) The address of the principal office and principal business of Desktop is 80 Blanchard Road, Burlington, Massachusetts 01083.

     (iii) Desktop provides customized real-time news and information to knowledge workers over their organization's local area networks.

     (iv) Set forth in Schedule I is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of Desktop's directors and executive officers as of the date hereof.

     (v) During the past five years, neither Desktop nor, to Desktop's knowledge, any person named in Schedule I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (vi) During the past five years, neither Desktop nor, to Desktop's knowledge, any person named in Schedule I to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or state securities laws or finding any violation with respect to such laws.

     (vii)  All of the directors and executive officers of Desktop named in
Schedule I are citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Pursuant to an Agreement and Plan of Merger and Reorganization dated November 2, 1997 (the "Merger Agreement"), between Desktop and the Issuer, and subject to the conditions set forth therein (including approval by stockholders of Desktop and the Issuer), the Issuer will be merged with and into Desktop (the "Merger"), with each share of Issuer Common Stock being converted into the right to receive one-half of a share of Desktop's Common Stock, $.01 par

------------------------                                ------------------------
 CUSIP NO. 455912-10-5               13D                    PAGE 4 OF 13 PAGES
------------------------                                ------------------------


value per share ("Desktop Common Stock"). The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D and incorporated herein in its
            ---------
entirety by reference.

   This statement on Schedule 13D relates to an option granted to Desktop by the Issuer to purchase shares of Common Stock from the Issuer as described in Item 4 below (the "Stock Option").

ITEM 4.  PURPOSE OF TRANSACTION

   (a) - (b) As described in Item 3 above, this statement relates to the Merger of the Issuer, with and into Desktop in a merger pursuant to the relevant provisions of the Delaware General Corporation Law ("Delaware Law"). At the effective time of the Merger (the "Effective Time"), the separate existence of Issuer will cease to exist and Desktop will continue as the surviving corporation (the "Surviving Corporation"). In connection with the Merger, holders of outstanding Issuer Common Stock will receive, in exchange for each share of Issuer Common Stock held by them, one-half of a share of Desktop Common Stock. In addition, Desktop will assume all outstanding options under the Issuer's Amended and Restated 1989 Stock Option Plan, 1995 Incentive Stock Option Plan, 1996 Non-Employee Directors Stock Option Plan, 1996 Stock Option Plan and Amended and Restated 1996 Stock Plan and will assume all purchase rights outstanding under the Issuer's 1996 Employee Stock Purchase Plan. Furthermore, Desktop will assume all outstanding warrants for the purchase of the Issuer Common Stock. If the Merger is consummated, the Issuer Common Stock will be deregistered under the Act and delisted from the Nasdaq National Market.

   The Merger Agreement contains customary representations and warranties on the part of the Desktop and the Issuer, and the consummation of the Merger is subject to customary closing conditions, including, without limitation, approval by the stockholders of Desktop and the Issuer and the occurrence of no event with a material adverse effect with respect to a party. The Merger Agreement also contains covenants regarding the activities of the parties pending consummation of the Merger. Generally, each of the parties must conduct its business in the ordinary course consistent with past practice.

   The Merger Agreement provides for a payment of a fee of $3,500,000 by Issuer to Desktop upon the earliest occurrence of the following events: (a) the termination of the Merger Agreement by Desktop upon the occurrence of one of the following events: (i) the Board of Directors of Issuer withholds, withdraws or modifies in a manner adverse to Desktop its recommendation in favor of the Merger, (ii) a Terminating Breach by Issuer (as defined in Section 7.01(g) of the Merger Agreement) or (iii) if any representation or warranty on the part of Issuer set forth in the Merger Agreement proves to be untrue at the Effective Time, and such failure to be true is reasonably likely to have a Material Adverse Effect (as defined in Section 1.13 of the Merger Agreement); (b) the termination of the Merger Agreement by Desktop or Issuer upon the occurrence of one of the following events: (i) the acceptance of an Issuer Superior Proposal (as defined below) by Issuer or the recommendation of such an Issuer Superior Proposal by the Board of Directors of Issuer to its stockholders or (ii) the Issuer's failure to obtain the required vote by the stockholders of Issuer at a meeting of such stockholders, if Issuer subsequently enters into an Alternative Transaction (as defined in Section 7.03(d) of the Merger Agreement) (an "Issuer Negative Vote"); or (c) the delivery of information by Issuer to any person (or group of persons) other than Desktop or its affiliates or Issuer or its

------------------------                                ------------------------
 CUSIP NO. 455912-10-5               13D                    PAGE 5 OF 13 PAGES
------------------------                                ------------------------


affiliates, as the case may be, (a "Third Party"), as described in Section 4.02(a)(iii) of the Merger Agreement.

   The Merger Agreement provides for a payment of a fee of $3,500,000 by Desktop to Issuer upon the earliest occurrence of the following events: (a) the termination of the Merger Agreement by Issuer upon the occurrence of one of the following events: (i) the Board of Directors of Desktop withholds, withdraws or modifies in a manner adverse to Issuer its recommendation in favor of the Merger, (ii) a terminating Breach by Desktop (as defined in Section 7.01(g ) of the Merger Agreement) or (iii) any representation or warranty on the part of Desktop set forth in the Merger Agreement proves to be untrue at the Effective Time, and such failure to be true is reasonably likely to have a Material Adverse Effect (as defined in Merger Agreement, Section 1.13); (b) the termination of the Merger Agreement by Issuer or Desktop upon the occurrence of one of the following events: (i) the acceptance of a Desktop Superior Proposal (as defined below) by Desktop or the recommendation of such a Desktop Superior Proposal by the Board of Directors of Desktop to its stockholders or (ii) the failure of Desktop to obtain the required vote by the stockholders of Desktop at a meeting of such stockholders, if Desktop enters an Alternative Transaction (a "Desktop Negative Vote"); or (c) the delivery of information by Desktop to a Third Party, as described in Section 4.02(b)(iii) of the Merger Agreement.

   The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D
                                                ---------
and incorporated herein in its entirety by reference.

   As an inducement to Desktop to enter into the Merger Agreement, Desktop and the Issuer entered into a Stock Option Agreement, dated November 2, 1997 (the "Stock Option Agreement"). The Stock Option Agreement, by and between Desktop and the Issuer grants Desktop an irrevocable option (the "Stock Option") to purchase up to 3,249,779 shares (the "Option Shares") of Issuer Common Stock under the circumstances specified in the Stock Option Agreement by exchanging therefor shares of Desktop Common Stock at the rate of one-half of a share of Desktop Common Stock for each Option Share and/or, at Desktop's election, by paying a cash amount of $5.17 per share (the "Exercise Price"). The Stock Option Agreement is attached hereto as Exhibit 4.
                                ---------

   Subject to certain conditions, the Stock Option may be exercised in whole or in part by Desktop upon: (a) the commencement of a tender or exchange offer for 25% or more of any class of Issuer's capital stock; (b) the termination of the Merger Agreement by the Issuer upon the occurrence of one of the following events: (i) the Board of Directors of Issuer withholds, withdraws or modifies in a manner adverse to Desktop its recommendation in favor of the Merger or (ii) any representation or warranty on the part of Issuer set forth in the Merger Agreement proves to be untrue at the Effective Time, and such failure to be true is reasonably likely to have a Material Adverse Effect (as defined in Section
1.13 of the Merger Agreement); (c) the termination of the Merger Agreement by Issuer or Desktop upon the occurrence of one of the following events: (i) the acceptance of an Issuer Superior Proposal by Issuer or the recommendation of such an Issuer Superior Proposal by the Board of Directors of Issuer to its stockholders or (ii) in the event of an Issuer Negative Vote; or (d) the delivery of information by Issuer to a Third Party, as described in Section 4.02(a)(iii) of the Merger Agreement (any of the events specified in clauses
(b), (c) or (d) of this sentence are referred to herein as an "Exercise Event"). The Stock Option terminates upon the earlier of (i) the Effective Time, (ii) 180 days following termination of the Merger Agreement if an Exercise Event shall have occurred on or

------------------------                                ------------------------
 CUSIP NO. 455912-10-5               13D                    PAGE 6 OF 13 PAGES
------------------------                                ------------------------

prior to the date of such termination, or (iii) the date on which the Merger Agreement is terminated if an Exercise Event shall not have occurred on or prior to such date; provided, however, with respect to clause (ii) of this sentence,
              --------  -------
if the Stock Option cannot be exercised by reason of any applicable government order then the Stock Option shall not terminate then until the tenth business day after such impediment to exercise shall have been removed or shall have become final and not subject to appeal. Notwithstanding the foregoing, the Stock Option may not be exercised if Desktop is in breach in any material respect of any of its covenants or agreements contained in the Merger Agreement.

   As an inducement to the Issuer to enter into the Merger Agreement, Issuer and Desktop have also entered into a Stock Option Agreement, dated November 2, 1997, which grants the Issuer an irrevocable option to purchase up to 1,726,398 shares of Desktop Common Stock under the circumstances specified in the Stock Option Agreement between Desktop and the Issuer by exchanging therefor shares of Issuer Common Stock at the rate of two shares of Issuer Common Stock for each share of Desktop Common Stock subject to such option and/or, at Issuer's election, by paying cash of $10.34 per share. The substance of this agreement is substantially similar in substance to of the Stock Option Agreement, and a copy of this agreement is included as Exhibit 5 to this Schedule 13D and
                                      ---------
incorporated herein in its entirely by reference.

   The term "Issuer Superior Proposal" means an unsolicited bona fide written Acquisition Proposal which the Board of Directors of Issuer determines in good faith (after consultation with its financial advisors, and after receiving a written opinion of outside counsel to the effect that the Board of Directors is required to recommend the Acquisition Proposal to its stockholders in order to discharge properly its fiduciary duties) would result in a transaction more favorable to Issuer stockholders from a financial point of view than the transaction contemplated by the Merger Agreement.

   The term "Desktop Superior Proposal" means an unsolicited bona fide written Acquisition Proposal which the Board of Directors of Desktop determines in good faith (after consultation with its financial advisors, and after receiving a written opinion of outside counsel to the effect that the Board of Directors is required to recommend the Acquisition Proposal to its stockholders in order to discharge properly its fiduciary duties) would result in a transaction more favorable to Desktop's stockholders from a financial point of view than the transaction contemplated by this Agreement.

   The term "Acquisition Proposal" means the initiation or submission of any inquiries, proposals or offers regarding any acquisition, merger, take-over bid, sale of substantial assets, sale of shares of capital stock (including without limitation by way of a tender offer) or similar transactions involving Desktop or Issuer or any subsidiaries of Desktop or Issuer, with the exception of discussions involving Issuer leading to the acquisition of ClariNet Communications Corp., the Acquisition of NewsPage or the creation of a joint ventures to market and operate NewsPage and/or the Netscape Netcenter businesses, provided no agreement is entered into without the consent of Desktop.

   Also as an inducement to Desktop to enter into the Merger Agreement, certain stockholders of the Issuer (collectively, the "Participation Agreement Stockholders") have entered into a Participation Agreement dated November 3, 1997 (the "Participation Agreement") with Desktop. Pursuant to each Participation Agreement, the Participation Agreement Stockholders have agreed to vote the shares of Issuer Common Stock owned by them (i) in favor of approval and adoption of the Merger Agreement and the Merger and any matter that could

------------------------                                ------------------------
 CUSIP NO. 455912-10-5               13D                    PAGE 7 OF 13 PAGES
------------------------                                ------------------------

reasonably be expected to facilitate the Merger and (ii) against approval of any proposal made in opposition to or competition with consummation of the Merger. The Participation Agreement Stockholders have also agreed if requested by Desktop to execute and deliver to Desktop an irrevocable proxy granting Desktop the authority to vote the shares of Issuer Common Stock owned by the Participation Agreement Stockholders in the manner described in the previous sentence. The Participation Agreement terminates upon the earlier to occur of the Effective Time or the termination of the Merger Agreement. The name of each Participation Agreement Stockholder and the number of outstanding shares of Issuer Common Stock held of record by such stockholder as of November 3, 1997 is set forth in Schedule II hereto which is hereby incorporated by this reference. Desktop did not pay any additional consideration to any Participation Agreement Stockholder in connection with the execution and delivery of the Participation Agreement.

   The foregoing summary of the Participation Agreement is qualified in its entirety by reference to the copy of the Participation Agreement included as
Exhibit 2 of this Schedule 13D and incorporated herein in its entirety by
---------
reference.

   As an inducement to Issuer to enter into the Merger Agreement, certain stockholders of Desktop have entered into a Participation Agreement dated November 3, 1997 with Issuer, the substance of which is substantially similar to
the substance of the Participation Agreement.   A copy of this Participation
Agreement is included as Exhibit 3 of this Schedule 13D and incorporated herein
                         ---------
in its entirety by reference.

   Also in connection with the Merger Agreement, the Participation Agreement Stockholders and the stockholders of Desktop who have executed a Participation Agreement in favor of the Issuer (each an "Affiliate") have each entered into an Affiliate Agreement with Desktop (collectively, the "Affiliate Agreements") pursuant to which each Affiliate has agreed not to sell, exchange, transfer, pledge, dispose or otherwise reduce its risk relative to any shares of Issuer Common Stock or other equity securities of Issuer (and Desktop Common Stock with respect to its Affiliates) owned by it during the period commencing on November 3, 1997 and ending at such time as financial results covering at least 30 days of combined operations of the Issuer and Desktop have been published by Desktop, in the form of a quarterly earnings report, an effective registration statement filed with the Securities and Exchange Commission ("Commission"), a report to the Commission on Form 10-K, 10-Q or 8-K, or any other public filing or announcement which includes the combined results of operations, so as to interfere with Desktop accounting for the Merger as a pooling of interests. The foregoing summary of the Affiliate Agreements is qualified in its entirety by reference to the forms of the Affiliate Agreements included as Exhibits 6 and 7
                                                               ----------------
of this Schedule 13D and incorporated herein in its entirety by reference.

   (c)  Not applicable.

   (d) The directors of Desktop immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-Laws of the Surviving Corporation, and the officers of Desktop immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified.

   (e) Other than as a result of the Merger described in Item 3 above, not applicable.

------------------------                                ------------------------
 CUSIP NO. 455912-10-5               13D                    PAGE 8 OF 13 PAGES
------------------------                                ------------------------

   (f)   Not applicable.

   (g) The Certificate of Incorporation of Desktop, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law and such Certificate of Incorporation; provided, however, that the Certificate of
                                   --------  -------
Incorporation of the Surviving Corporation shall be amended as of the Effective Time (i) to increase the number of authorized shares of capital stock of the Surviving Corporation and (ii) so that the name of the Surviving Corporation is "NewsEDGE Corporation."

   (h) - (i) Other than as a result of the Merger described in Item 3 above, not applicable.

   (j) Other than as described above, Desktop currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although Desktop reserves the right to develop such plans).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

   (a) - (b) If the Stock Option is exercised, Desktop will have the right to acquire 3,249,779 shares of Issuer Common Stock. If acquired, Desktop would have sole voting and dispositive power over such shares, and such shares would constitute approximately 16.6% of the issued and outstanding shares of the Issuer Common Stock as of October 31, 1997.

     As a result of the Participation Agreement, Desktop has shared power to vote an aggregate of 4,895,398 shares of Issuer Common Stock for the limited purposes described in Item 4 above, and such shares constitute approximately 28.2% of the issued and outstanding shares of Issuer Common Stock as of October 31, 1997. To the extent that Desktop, as permitted by the Participation Agreement, requests proxies to vote all of the shares of Issuer Common Stock subject to the Participation Agreement and such proxies are so granted, Desktop will have the sole voting power with respect to such shares.

     As a result of the Participation Agreement and if the Stock Option is exercised, Desktop may be deemed to beneficially own an aggregate of 8,145,177 shares of Issuer Common Stock, or 39.5% of the issued and outstanding shares of Issuer Common Stock as of October 31, 1997.

     To Desktop's knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule I.

     (c) Neither Desktop, nor, to Desktop's knowledge, any person named in
Schedule I, has affected any transaction in the Issuer Common Stock during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

     Other than as described herein, to Desktop's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in

------------------------                                ------------------------
 CUSIP NO. 455912-10-5               13D                    PAGE 9 OF 13 PAGES
------------------------                                ------------------------


Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

 Exhibit No.                            Description

      1 Agreement and Plan of Merger and Reorganization dated November 2, 1997, by and between Desktop Data, Inc. a Delaware corporation and Individual, Inc., a Delaware corporation.

      2 Participation Agreement dated November 3, 1997, by and among Desktop Data Inc., a Delaware corporation, and certain stockholders of Individual, Inc., a Delaware corporation.

      3 Participation Agreement dated November 3, 1997, by and among Individual, Inc., a Delaware corporation, and certain stockholders of Desktop Data, Inc., a Delaware corporation.

      4 Stock Option Agreement dated November 2, 1997, by and between Desktop Data Inc., a Delaware corporation, and Individual, Inc., a Delaware corporation.

      5 Stock Option Agreement dated November 2, 1997, by and between Individual, Inc., a Delaware corporation, and Desktop Data, Inc., a Delaware corporation.

      6 Form of Affiliate Agreement dated November 3, 1997, by and between Desktop Data, Inc., a Delaware corporation, and certain stockholders of Desktop.

      7 Form of Affiliate Agreement dated November 3, 1997, by and between Desktop Data, Inc., a Delaware corporation, and certain stockholders of Individual, Inc.

------------------------                                ------------------------
 CUSIP NO. 455912-10-5               13D                   PAGE 10 OF 13 PAGES
------------------------                                ------------------------
                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 12, 1997                        DESKTOP DATA, INC.



                                               By: /s/ Donald L. McLagan
                                                   ---------------------
                                                   Donald L. McLagan
                                                   President

------------------------                                ------------------------
 CUSIP NO. 455912-10-5               13D                  PAGE 11 OF 13 PAGES
------------------------                                ------------------------

                                   SCHEDULE I

                                                                                Name and Address of Corporation
                                               Principal Occupation                 or Other Organization in
Name                                               or Employment                         Which Employed
---------------------------------------  ---------------------------------  ----------------------------------------

Donald L. McLagen                        Chairman, President, Chief         Desktop Data, Inc.
                                         Executive Officer and Director     80 Blanchard Road
                                                                            Burlington, MA  01803

Edward Siegfried                         Vice President - Finance and       Desktop Data, Inc.
                                         Operations, Treasurer and          80 Blanchard Road
                                         Assistant Secretary                Burlington, MA  01803


Daniel F.X. O'Reilly, Ph.D.              Vice President and Chief           Desktop Data, Inc.
                                         Technology Officer                 80 Blanchard Road
                                                                            Burlington, MA  01803

Clifford M. Pollan                       Vice President - Sales and         Desktop Data, Inc.
                                         Marketing                          80 Blanchard Road
                                                                            Burlington, MA  01803

John L. Moss                             Vice President - Development       Desktop Data, Inc.
                                                                            80 Blanchard Road
                                                                            Burlington, MA  01803

A. Baron Cass, III                       General Partner                    5005 LBJ Freeway
                                         C3 Holdings L.L.C.,                Suite 1630, LB #119
                                         Equity Analysts, LP,               Dallas, TX 75244
                                         Sands Partnership No. 1 L.P.

Ellen Carnahan                           General Partner                    William Blair Venture Partners III
                                                                            222 West Adams Street
                                                                            Chicago, IL 60606

Rory J. Cowan                            Chairman and Chief Executive       LioNBRIDGE Technologies
                                         Officer                            950 Winter Street, Suite 4300
                                                                            Waltham, MA  02154

June Rokoff                              Director, Desktop Data, Inc. and   30 Greylock Road
                                         Mathsoft, Inc.                     Wellesley, MA 02181


------------------------                                ------------------------
 CUSIP NO. 455912-10-5               13D                   PAGE 12 OF 13 PAGES
------------------------                                ------------------------

                                  SCHEDULE II

                                                                       Percentage of Outstanding
                                 Number of Shares of Issuer             Shares of Issuer Common
Individual                    Common Stock Beneficially Owned        Stock as of October 31, 1997
-------------------------  --------------------------------------  ---------------------------------
Michael E. Kolowich                       464,509                               2.8%
                                     (includes right to
                                   acquire 312,509 shares)

Joseph A. Amram                           765,306                               4.5%
                                     (includes right to
                                   acquire 561,245 shares)

Burr, Egan, Deleage & Co.               1,289,399                               7.9%

Elon Kohlberg                              23,847                              0.15%
                                     (consists of right to
                                     acquire 23,847 shares)

James D. Daniell                            4,999                              0.03%
                                     (consists of right to
                                     acquire 4,999 shares)

William A. Deveraux                       310,728                               1.9%
                                     (includes right to
                                     acquire 49,596 shares)

Robert L. Lentz                            68,000                              0.41%
                                     (includes right to
                                     acquire 55,000 shares)

Gregory S. Stanger                             0                                0.0%

Marino R. Polestra                         18,610                              0.11%
                                      (includes right to
                                     acquire 18,610 shares)

Jeffrey S. Galt                                0                                0.0%

Microsoft Corporation                     1,050,000                             6.4%

Knight-Ridder Information, Inc.             900,000                             5.5%


------------------------                                ------------------------
 CUSIP NO. 455912-10-5               13D                   PAGE 13 OF 13 PAGES
------------------------                                ------------------------

                                 EXHIBIT INDEX

Exhibit No.               Description
-----------  ----------------------------------------------

    1        Agreement and Plan of Merger and
             Reorganization dated November 2, 1997, by and between Desktop Data, Inc., a Delaware corporation, and Individual, Inc., a Delaware corporation.

    2        Participation Agreement dated November 3,
             1997, by and among Desktop Data Inc., a
             Delaware corporation, and certain
             stockholders of Individual, Inc., a Delaware corporation.

    3        Participation Agreement dated November 3,
             1997, by and among Individual, Inc., a
             Delaware corporation, and certain stockholders of Desktop Data, Inc., a Delaware corporation.

    4        Stock Option Agreement dated November 2,
             1997, by and between Desktop Data, Inc., a Delaware corporation, and Individual, Inc., a Delaware corporation.

    5        Stock Option Agreement dated November 2,
             1997, by and between Individual, Inc., a Delaware corporation, and Desktop Data, Inc., a Delaware corporation.

    6        Form of Affiliate Agreement dated November 3,
             1997, by and between Desktop Data, Inc., a Delaware corporation, and certain stockholders of Desktop.

    7        Form of Affiliate Agreement dated November 3,
             1997, by and between Desktop Data, Inc., a Delaware corporation, and certain stockholders of Individual.